Exhibit 99.3
June 21, 2010
Dear Valued Ralcorp Supplier:
I am writing to inform you about an exciting development for Ralcorp.
Today we announced an agreement to acquire American Italian Pasta Company (“AIPC”). We are very excited about this transaction, which represents a significant milestone for Ralcorp. A copy of the press release we issued earlier today is attached for your convenience.
AIPC, the largest producer of dry pasta in North America, will be an excellent complement to our existing portfolio. Through this transaction, we will add AIPC dry pasta products to the Ralcorp portfolio, enhancing the Company’s comprehensive range of products to the benefit of Ralcorp and AIPC customers and consumers. The transaction will also make Ralcorp a stronger company. We remain 100% committed to our customers, and with your help, we look forward to continuing to meet and exceed their expectations.
Throughout this process and following the close of the transaction, which we expect to occur in Ralcorp’s fiscal fourth quarter ending September 30, 2010, it will be business as usual at Ralcorp. Your day-to-day contacts will remain the same, and we expect the integration of AIPC’s operations to be seamless. As always, if you have any questions please reach out to your usual purchasing representative.
Thank you for your commitment to Ralcorp. You have been an important part of Ralcorp’s success and we look forward to continuing and building on our relationship.

Sincerely,

Kevin J. Hunt	David P. Skarie
Co-Chief Executive Officer and President	Co-Chief Executive Officer and President
Ralcorp Holdings	Ralcorp Holdings
Important Information
This letter is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities of AIPC. Ralcorp has not commenced a tender offer for shares of AIPC common stock. The solicitation and offer to purchase shares of AIPC common stock will only be made pursuant to a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents.
Upon commencement of the tender offer, Ralcorp will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. In addition, AIPC will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information, including the terms and conditions of the tender offer. Investors and security holders are urged to read each of these documents and any amendments to these documents carefully when they are available prior to making any decisions with respect to the tender offer.
Investors and security holders will be able to obtain free copies of these materials (when available) and other documents filed with the SEC by Ralcorp or AIPC through the web site maintained by the SEC at www.sec.gov. In addition, Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents may be obtained (when available) for free by contacting Ralcorp at 800 Market Street, Suite 2900, St. Louis, MO 63101, (314) 877-7000 and the Schedule 14D-9 may be obtained (when available) for free by contacting AIPC at 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116, (816) 584-5000.